Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 15,741 Filed pursuant to Rule 433 Registration Statement Nos. 333-293641; 333-293641-01 April 29, 2026

Market Linked Notes—Upside Participation to with Averaging and Principal Return at Maturity

Notes Linked to a Basket of International Indices due November 20, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Market measure	A basket comprised of the following basket components and weightings: 50.00% EURO STOXX 50® Index 50.00% Tokyo Stock Price Index (the “basket”)
Pricing date*	May 15, 2026
Original issue date*	May 20, 2026*
Principal amount	$1,000 per note
Maturity payment amount (per note)

●If the average ending level is greater than the starting level:

$1,000 + [$1,000 × average basket return × upside participation rate]

●If the average ending level is less than or equal to the starting level:

$1,000

Maturity date*	November 20, 2029
Starting level	100
Average component return	The “average component return” of a basket component will be equal to: average component level – initial component level initial component level
Average ending level

The “average ending level” will be equal to the product of (i) 100 and (ii) an amount equal to 1 plus the sum of: (A) 50% of the average component return of the EURO STOXX 50® Index and (B) 50% of the average component return of the Tokyo Stock Price Index.

Average basket return	average ending level – starting level starting level
Initial component level	For each basket component, its closing level on the pricing date.
Average component level	For each basket component, the arithmetic average of its closing levels on the calculation days.
Upside participation rate	At least 110%, to be determined on the pricing date
Calculation days*

Quarterly, on the 15th of each February, May, August and November, commencing August 2026 and ending November 2029, and the final calculation day. We refer to November 15, 2029 as the “final calculation day.”

Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $33.25 for each note it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $22.50 per note, and WFA may receive a distribution expense fee of $0.75 for each note sold by WFA.

CUSIP	61781FPE7
Tax considerations	See preliminary pricing supplement

Hypothetical payout profile**

The Basket
The notes
$1,000
Principal amount
Maturity payment amount per note
$2,100
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
120%
Percentage change from the starting level to the average ending level

**assumes a participation rate equal to the lowest possible participation rate that may be determined on the pricing date

The principal amount of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000 per note. We estimate that the value of each note on the pricing date will be approximately $944.00, or within $44.00 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement. See “Estimated Value of the Notes” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the notes. Investors should carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement, tax supplement and prospectus, and the “Selected risk considerations” on the following page, before making a decision to invest in the notes.

Preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/895421/000183988226021861/ms15741_424b2-14193.htm

*subject to change

**In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services.

The notes have complex features and investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Selected risk considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement, tax supplement and product supplement. All payments on the notes are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement, index supplement, tax supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Notes

●You may not receive any positive return on the notes.

●The potential for a positive return on the notes at maturity is based on the average performance of the basket components during the term of the notes, which may be less favorable than the performance of the basket components as measured from their respective initial component levels to their respective closing levels at or near maturity.

●The market price will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The amount payable on the notes is not linked to the value of the basket at any time other than the calculation days.

●Investing in the notes is not equivalent to investing in the basket components.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the principal amount reduce the economic terms of the notes, cause the estimated value of the notes to be less than the principal amount and will adversely affect secondary market prices.

●The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying pricing supplement are uncertain.

Risks Relating to the Basket

●Changes in the levels of the basket components may offset each other.

●There are risks associated with investments in notes linked to the value of foreign equity securities.

●Adjustments to the basket components could adversely affect the value of the notes.

●Historical levels of the basket components should not be taken as an indication of the future performance of the basket components during the term of the notes.

For more information about the basket and the basket components, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement, the index supplement and the tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement, the tax supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement, tax supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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